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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 24, 2005.

Commission File Number 33-95280

NORANDA INC.
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1:
Management Information Circular (Proxy Statement) of Noranda Inc., dated March 17, 2005, distributed in connection with the annual general and special meeting of shareholders to be held on April 26, 2005.
Exhibit 99.2:	Amendment to Lock-Up Agreement, dated March 22, 2005, between Noranda Inc., Brascan Corporation and Brascade Corporation.

In addition, Exhibit 99.2 and the portion of Exhibit 99.1 identified below shall be deemed filed under the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). Further, such portion of Exhibit 99.1 is specifically (a) incorporated by reference as an Exhibit to the registrant's Registration Statement on Form F-9 (File No. 333-108720) and (b) incorporated by reference into the registrant's Registration Statements on Form S-8 (File Nos. 333-13582 and 333-113725).

  Management Information Circular (Proxy Statement) of Noranda Inc., dated March 17, 2005, distributed in connection with the annual general and special meeting of shareholders to be held on April 26, 2005 (excluding the sections entitled "Performance Graphs," "Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others" and "Corporate Governance and Committees").

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
Date: March 24, 2005
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Management Information Circular of Noranda Inc., dated March 17, 2005, distributed in connection with the annual and special meeting of shareholders to be held on April 26, 2005.
99.2	Amendment to Lock-Up Agreement, dated March 22, 2005, between Noranda Inc., Brascan Corporation and Brascade Corporation.

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SIGNATURES
Exhibit Index